FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Pan American Lithium Corp. (the “Company”)
Suite 110, 3040 N. Campbell Avenue
Tucson, Arizona USA 85719

Item 2.	Date of Material Change

State the date of the material change.

May 10, 2011

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release dated May 10, 2011 was disseminated by Stock Watch and Marketnews.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Pan American Lithium Corp. (the "Company") announced that it has increased its non-brokered private placement described in the press release on May 2, 2011 from the sale of up to 2,333,333 units to 4,666,666 Units at C$0.15 per Unit to raise up to C$700,000. The Company anticipates that the closing of this private placement will occur on or before May 31, 2011

Item 5.1	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached News Release.

Item 5.2	Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its security holders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Please contact Andrew Brodkey, President and Chief Executive Officer of the Company, at (520) 989-0022.

Item 9.	Date of Report

May 13, 2011

3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

Not for distribution to the United States wire services or dissemination in or into the United States. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States or to any U.S. Person.

News Release

May 10, 2011	TSX.V SYMBOL – PL; OTCBB SYMBOL -- PALTF

Pan American Lithium Corp. Increases its
Non-Brokered Private Placement.

Pan American Lithium Corp. (the “Company”) is pleased to announce that the Company has increased its non-brokered private placement described in the press release of May 2, 2011 from the sale of up to 2,333,333 million units of the Company (the “Units”) to 4,666,666 Units, at C$0.15 per Unit, to raise up to C$700,000 (the “Offering”). The size of the Offering is subject to change as the Company’s board of directors may determine. Each Unit will consist of one common share and one non-transferrable common share purchase warrant, with each warrant exercisable at C$0.25 for a period of two years from the date of closing. Proceeds from the Offering are intended to be used for the exploration program, and for working capital purposes. The Company anticipates that the closing of this Offering will occur on or before May 31, 2011.

In connection with the Offering, the Company may pay eligible finders who introduce subscribers to the Company a finder's fee of ten percent (10%) of the gross proceeds raised by such eligible finders in the Offering in cash, and issue such number of common share purchase warrants to the eligible finders equal to ten percent (10%) of the Units purchased by subscribers introduced by such eligible finders. The common share purchase warrants to be issued to such eligible finders will have the same exercise price and expiry date as the common share purchase warrant that form part of the Units. Securities issued in connection with the Offering will be subject to a four month hold period in accordance with applicable securities laws and policies of the TSX Venture Exchange (the “TSXV”).

On Behalf of the Board,

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew A. Brodkey
President and CEO

For further information contact:
Jodi Henderson
Corporate Secretary
Tel: (520)989-0032
Email: jhenderson@kriyah.com

This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of the Company, such as the statements that: (i) proceeds from the Offering are intended to be used for exploration at the Laguna Verde, Llanta and Pedernales properties in Chile, and for working capital purposes; (ii) the Company anticipates that the closing of this Offering will occur on or before May 31, 2011; and (iii) the Company may pay eligible finders who introduce subscribers to the Company a finder's fee of ten percent (10%) of the gross proceeds raised by such eligible finders in the Offering in cash, and issue such number of common share purchase warrants to the eligible finders equal to ten percent (10%) of the Units purchased by subscribers introduced by such eligible finders. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) inability of the Company to close the Offering for any reason; (ii) adverse market conditions; (iii) a decrease in demand for and price of lithium; and (iv) general uncertainties with respect to mineral exploration in general. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release